SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 25049

                           FORM 12b-25

                   Notification of Late Filing

                                   Commission File Number 0-18815

(Check one)

[X]  Form 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
[_]  Form N-SAR

     For period ended  May 31, 1997

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

     For the transition period ended

     Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________________________
________________________________________________________________

                             PART I
                     REGISTRANT INFORMATION

Full Name of Registrant  Outlook Group Corp.

Former Name if Applicable ______________________________________

Address of principal executive office (Street and Number)  1180
American Drive

City, State and Zip Code  Neenah, WI  54956

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                             PART II
                     RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [X] (a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_] (c)   The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed)

     On August 29, 1997, Outlook Group Corp. ("OGC") announced that it had executed a letter of intent providing for the proposed acquisition of OGC, and an additional letter of intent providing for the proposed sale of OGC's food processing operations. The negotiations and other preparations in anticipation of these announcements and the related transactions consumed a significant amount of management's time and attention over recent periods. In addition, one of OGC's key accounting employees resigned in early August to accept another position, leaving OGC's accounting staff unexpectedly short-handed. These, and other factors, caused delays in obtaining and processing underlying information necessary for the finalization of the Report on Form 10-K for the year ended May 31, 1997, as well as the need to change certain disclosures to reflect these developments. Consequent difficulties in finalization of the Report cause OGC to be unable to timely complete and file the Report on Form 10-K.

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                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

       Thomas Aschenbrenner              (920) 722-2333
_________________________________________________________________
              (Name)             (Area Code)  (Telephone Number)



     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes  [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes  [_] No

     If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          OGC has announced net sales, loss from continuing operations and net loss of $72,054,000, $552,000 and $1,470,000, respectively, for the year ended May 31, 1997 as compared to $79,305,000, $5,963,000 and $5,558,000, respectively, which OGC reported for the year ended May 31, 1996.





                       OUTLOOK GROUP CORP.
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 29, 1997     By        /s/ David L. Erdmann
                         Name      David L. Erdmann
                         Title     Chairman and Chief Executive
                                   Officer